CEN BIOTECH, INC.

November 2, 2015

Suzanne Hayes, Assistant Director

Office of Healthcare and Insurance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

CEN Biotech, Inc. (the “Company” or “CEN”)

Form 10-12B

File No.: 001-37567

Dear Ms. Hayes:

Enclosed is Amendment One to the aboveForm10-12B.  The changes are made in response to staff comments on the initial Form 12-12B. The paragraph numbers below correspond to the numbered comments in your October 20, 2015 comment letter.

General

1.

Initially CEN will seek to have its shares quoted/traded on the OTCQB, which management believes to be the venture stage marketplace for smaller or early-stage companies that report to a U.S. regulator such as the SEC or FDIC. CEN is then likely to attempt to become listed on the NYSE MKT, although no assurances can be given as to the likelihood or timing of obtaining such listing.

2.

CEN believes that the proposed distribution of its common stock to the shareholders of the parent company does not need to be registered under the Securities Act based on a review of Staff Legal Bulletin No. 4, which explains how and under what circumstances a spin-off can be completed without the necessity of filing a registration statement.

In particular, the subsidiary’s shares (the shares distributed to the parent company shareholders) do not need to be registered if the following five conditions are met: (i) the parent shareholders do not provide consideration for the spun-off shares; (ii) the spin-off is pro-rata to the parent shareholders; (iii) the parent provides adequate information about the spin-off and the subsidiary to its shareholders and to the trading markets; (iv) the parent has a valid business purpose for the spin-off; and (v) if the parent spins-off restricted securities, it has held those securities for at least one year. Each of these requirements are met in this case and most of the factors are specifically set forth in the filing.

Mr. Chaaban’s super voting shares are held by him individually and not by the parent company. They are non-transferable and the voting rights are not in effect until after a spinoff is completed.

As is typical in spinoffs, shareholders will receive shares rounded to the nearest whole number. It would not be practical to issue fractional shares involving the spinoff of a relatively new company that may be traded at relatively low share prices. The 1 for 700 distribution rate results in significantly all of the common shares held by the parent being distributed to shareholders.

3.

We have made the requested change in the first paragraph of the Form 10.

4.

The requested change has been made.

Exhibit 99.1 Information Statement Coverpage

5.

The requested change has been made.

6.

All references to the OTCBB have been updated to the OTCQB operated by the OTC Markets Group.

Questions and Answers about the Separation and Distribution

What is Cen Biotech, Inc.

7.

Clarification has been made throughout the filing to indicate that CEN is a subsidiary founded by Creative and that the special voting rights in the shares held by Mr. Chaaban do not go into effect until the distribution.

Who will manage CEN after the separation?

8.

The requested information has been inserted.

Information Statement Summary

The Company

9.

All sections throughout the filing discussing the license refer to the formal rejection and the related legal steps being undertaken. Risk Factor No. 3 has been edited to discuss the rejection by Health Canada.

10.

The process to obtain a license can be on Health Canada’s website (http://www.hc-sc.gc.ca/dhp-mps/marihuana/info/application_steps-etapes_lp-pa-eng.php). An applicant cannot obtain a pre-license inspection of its facility without completing the security clearance.  It is our opinion that Bill Chaaban was granted the security clearance as evidenced by the pre-license inspection having been conducted.  Health Canada appears to be contending that no security clearance is currently in effect.  This contention is in direct conflict with Health Canada’s process and is being argued in the Judicial Review before the Federal Court of Canada because the revocation of a security clearance must follow formal procedures and require due process.  Health Canada contends that Mr. Chaaban, a licensed attorney in Canada and the USA, who does not have any criminal convictions or pending indictments known, and who does not consume drugs or alcohol “may be a risk for cannabis to be diverted to the illicit market.” Mr. Chaaban believes this to be a libelous and unfounded allegation and will present the argument before the court.

This is Health Canada’s description of the purpose of the security clearance requirement.

Overview of the Security Clearance Process:

Key personnel, along with directors and officers in the case of a corporation, identified in a licensed producer application must hold a security clearance granted under the Marihuana for Medical Purposes Regulations (MMPR). Security clearances help minimize the risk to the integrity of the control of the production and distribution of cannabis under the Controlled Drugs and Substances Act (CDSA) and its regulations, including the risk of cannabis being diverted to an illicit market or use.

The checks conducted go beyond the verification of an individual's criminal record check and include a check of the relevant files of law enforcement agencies, including intelligence gathered for law enforcement purposes. The purpose of the checks is to identify information, such as the factors set out in Next link will take you to another Web site section 92 of the MMPR, that could be relevant in determining that the applicant does not pose an unacceptable risk to the integrity of the control of the production and distribution of cannabis under the Next link will take you to another Web site CDSA and its regulations, including the risk of cannabis being diverted to an illicit market or use. The checks are coordinated by the RCMP and can include consultation with local and other law enforcement agencies, on-the-ground fieldwork, and coordination of intelligence with law enforcement agencies in other jurisdictions.

Neither Health Canada nor the RCMP are able to provide status updates for security screenings that are ongoing in order to maintain the integrity of the security clearance process.

Following the review of all relevant information by Health Canada, a security clearance may be granted if the information provided by the applicant and that resulting from the checks is reliable and sufficient to determine, by taking into account the factors set out in section 92, that the applicant does not pose an unacceptable risk to the integrity of the control of the production and distribution of cannabis under the CDSA and its regulations, including the risk of cannabis being diverted to an illicit market or use. If the intention is to refuse to grant a security clearance, the applicant will be notified in writing of the basis for the intent to refuse and will be provided with a minimum of 20 days to make written representations. A final determination on the security clearance application will not be made until the written representations are received and considered, or before the deadline for submitting has elapsed, whichever comes first. The applicant is notified in writing of the final decision.

The period of validity for a security clearance cannot exceed five years. Individuals that require a security clearance should make note of when he/she needs to request a new clearance and ensure that he/she allow sufficient time for this process.

Considerations for Applicants

The time needed to complete this process is variable as each case is unique. For many applicants security screening can take a few months. For applicants with more complex cases, security screening may take several months to complete, depending on any necessary consultations with other law enforcement agencies. Other factors, such as multiple addresses and/or employers over the past five years, or applicants who have lived abroad, could affect the time required to complete this process. The presence of adverse information and/or the need to seek additional information from an applicant either in the form of written representations or otherwise, can also affect the overall amount of time required to complete this process.

Applicants should be aware that if they have an outstanding criminal charge and are ultimately found guilty, that information would be taken into account in the decision-making process for security clearance; the security clearance application will not be processed until the charge is disposed of by the courts. Security clearance will be refused if it is determined, by taking into account the factors in section 92 of the MMPR, that it is more likely than not that the applicant would pose an unacceptable risk to the integrity of the control of the production and distribution of cannabis under the CDSA and its regulations, including the risk of cannabis being diverted to an illicit market or use.

It is to the applicant's advantage to know, as much as possible, the individuals included in the application. A producer's licence will not be issued until all key personnel, directors, or officers in the case of a corporation, have been granted a security clearance.

Questions regarding the status of an application should be directed to Health Canada at 1-866-337-7705 or by email at MMPR-RMFM@hc-sc.gc.ca. Neither Health Canada nor the RCMP are able to provide status updates for security screenings that are ongoing in order to maintain the integrity of the security clearance process.

Who needs a Security Check?

When applying for a licence to produce under the MMPR, a Security Clearance Application form must be submitted by the following individuals:

•the proposed senior person in charge;

•the proposed responsible person in charge;

•the proposed alternate responsible person(s) in charge (if applicable);

•if a producer's licence is issued to an individual, that individual; and

•if a producer's licence is issued to a corporation, each officer and director of the corporation.

The requirement for these individuals to have a valid security clearance is outlined in Next link will take you to another Web site section 24 of the MMPR.

Incomplete Security Clearance Application forms for any of the individuals may result in a delay in consideration of the application for a security clearance and of the application to become a licensed producer.

As part of the security clearance process, each of the individuals identified above will be required to complete the Security Clearance Fingerprint Third Party Consent to Release Personal Information form that will allow a Canadian police force (or a fingerprinting company accredited by the RCMP) to electronically submit fingerprints to the RCMP for the purposes of a criminal record check.

What checks are conducted?

When an application is received and successfully passes Health Canada's enhanced screening stage of the application process, the application is advanced to the security clearance stage. At this time, the RCMP will be engaged and the security clearance process begins.

As part of the security clearance process outlined in Next link will take you to another Web site section 91 of the MMPR, the following security checks must be conducted:

a.  a criminal record check in respect of the applicant; and,

b. a check of the relevant files of law enforcement agencies, including intelligence gathered for law enforcement purposes.

These checks involve a rigorous examination of each individual requiring security clearance and can take a few months or longer. The purpose of these checks is to determine that an applicant does not pose a risk to the integrity of the control of the production and distribution of cannabis under the CDSA and its regulations.

What Factors are Considered in the Security Clearance Process?

Section 92 of the MMPR sets out the decision-making considerations for security clearances.

The Company believes that Health Canada has changed the process since its application process started. The “goal posts” have continuously been moved on CEN Biotech and other applicants throughout the process.  It is our contention that, in the worst of all situations, other key personnel can replace Mr. Chaaban in the unlikely event he is unable to maintain a security clearance.

11.

See Item 12 below.

12.

Creative will be run by James Robinson whose background has been inserted in the Questions and Answers about the Separation and Distribution section. Creative has little liquid assets but does have proprietary formulas for nutritional supplements and energy drinks and other intellectual property, distribution networks in the USA and Canada, and trademarks in use and soon to be in use. Mr. Robinson will endeavor to use these assets to generate ongoing revenue. No cash that had been generated by Creative was used by CEN. All CEN resources were obtained by Mr. Chaaban for use by CEN. These facts were added to the disclosure in the Questions and Answers about the Separation and Distribution section.

Risks Related to CEN’s Business

13.

Risk Factor No. 2 refers to the auditors’ going concern statements. Information about cash and working capital deficit as of September 30, 2015 has been added to Risk Factor No. 2. In addition, a disclosure has been added at the end of the liquidity section of the Management Discussion and Analysis indicating that Mr. Chaaban will provide funds from his own personal sources, if necessary, to make sure that the necessary legal steps to get the license are completed.

Risk Factors

14.

The requested information has been added as Risk Factor No. 23.

We intend to become subject to the periodic reporting requirements

15.

The requested change has been made.

Our shares may not become eligible

16.

We have edited Risk Factor No. 16 to provide more factors about DTC.

Liquidity

17.

The Global Holdings Note was filed as Exhibit 10.2.

Business

18.

There are no agreements in place to sell or assign any of our future revenues.

19.

If licensed, the facility can begin growing immediately once it sources the seeds. The selling process would then commence. This has been added to the disclosures.

Facilities

20.

We have provided the requested disclosures and also have added a new Risk Factor #4.

Certain Relationships

21.

Mr. Chaaban’s contract does not provide for the issuance of CEN shares to him.

The Separation and Distribution

22.

The separation and distribution will occur simultaneously. All material terms of the separation agreement have been disclosed. A copy of the Agreement is being filed as Exhibit 10.6.

23.

The words “limited areas” have been replaced by “virtually no” areas of ongoing relationship.

Material U.S. Federal Income Tax Consequences

24.

If CEN’s stock is trading shortly after the spinoff, the market price will be used to determine the value of the stock. If not, the book value of the shares will be negative meaning that the share valuation will not be significant. Shareholders will have to confer with their tax advisors for more information and guidance.

Change of Control

25.

The statement in this section, “There are no provisions in the Company’s Articles or Bylaws that would have the effect of delaying, deferring or preventing a change in the control of the Company, or that would operate with respect to any proposed merger, acquisition or corporate restructuring of the Company,” refers to the lack of provisions limiting a change of control. The Company’s ability to issue unlimited shares refers to potential dilution of current shareholders’ positions. However, the section has been modified.

Notes to Financial Statements

Note 4 – Notes Payable

26.

The note effectively became a demand note on June 30, 2015 and then was extended to June 30, 2016. The extension agreement has been filed as Exhibit 10.7 to the Form 10.

If you have any questions or require anything further, please feel free to call me at 226-344-0660.

Sincerely,

/s/ Bill Chaaban

Bill Chaaban

President